Exhibit 99.1

Washington University Hospital enrolls first patient in iMRI database expansion

Multiple neurosurgical centers to evaluate long-term effectiveness, efficacy, and value of intraoperative MRI for brain tumor surgery

MINNEAPOLIS, Sept. 24, 2013 /CNW/ - IMRIS Inc. (NASDAQ: IMRS; TSX: IM) ("IMRIS" or the "Company") today announced that the first brain tumor patient was enrolled by the Washington University School of Medicine, St. Louis, MO, for an expanding clinical neurosurgical database designed to study the use and benefits of ceiling-mounted high-field intraoperative MRI. A collaboration with Washington University, the IMRIS Multicenter iMRI Neurosurgery Database (I-MiND) will focus on the value of advancing the science, outcomes, indications and economics for iMRI through patient data and comparative data from partnering centers.

"There is nothing else out there of this scale utilizing multiple centers for evaluating intraoperative MRI," said Dr. Michael Chicoine, I-MiND Principal Investigator and Associate Professor of Neurological Surgery at Washington University School of Medicine. "This will be critical in determining the long-term value and patient outcomes for iMRI in neurosurgery. Data from multiple sites will greatly reduce the time of collection, and therefore give us a lot of useful clinical information quickly, including new applications of the technology and emerging techniques in neurosurgery."

Chicoine said the research objectives include examining long-term effectiveness of using iMRI on extent of resection, need for additional surgery, survival and other outcome measures; improving delivery and efficiency of procedures in the OR suite; and enhancing understanding of the variability, progression and natural history of different pathologies treated while guided by iMRI.

Washington University will serve as the coordinating center and invite other hospitals that use iMRI to participate. The university has been a leader in advancing the use of iMRI in neurosurgery with the IMRIS VISIUS® Surgical Theatre which allows imaging of the patient in the middle of the surgery without moving them from the OR table. The ceiling-rail mounted iMRI moves to the patient while the procedure is still being conducted.

"Numerous studies of various iMRI devices have shown improvement in extent of resection in surgeries for various types of brain surgeries which lead to improved patient outcomes," Chicoine said. "However, this data has come mostly from retrospective data collection rather than prospective collection which would be more accurate in assessing the advantages or disadvantages of iMRI."

I-MiND is an expansion of a three-year educational grant IMRIS made to collect information on more than 700 cases from 2008-2011 at Washington University. This led to the first published papers on use of the IMRIS iMRI for awake craniotomies in 2011. Key excerpts from this study show the VISIUS iMRI improves tumor resection and enhances safety in terms of airway control, monitoring and head fixation with the intent of improving precision, efficacy and safety of the neurosurgical procedure.

Inside a VISIUS Surgical Theatre, neurosurgeons have on-demand access to real-time and diagnostic quality MR imaging and data at any or multiple points during the procedure. The surgeon can visualize, evaluate and confirm results while modifying treatment without case interruption.

"IMRIS is committed to investing in the future of neurosurgery," said IMRIS CEO Jay D. Miller. "This database will continue to affirm the value of intraoperative MRI in a wide array of neurosurgical cases and provide information to help guide emerging surgical techniques. We are proud to have the VISIUS Surgical Theatre as the technology platform upon which such important scientific evidence will be built."

About Washington University School of Medicine
Washington University School of Medicine's 2,100 employed and volunteer faculty physicians also are the medical staff of Barnes-Jewish and St. Louis Children's hospitals. The School of Medicine is one of the leading medical research, teaching and patient care institutions in the nation, currently ranked sixth in the nation by U.S. News & World Report. Through its affiliations with Barnes-Jewish and St. Louis Children's hospitals, the School of Medicine is linked to BJC HealthCare.

About IMRIS
IMRIS (NASDAQ: IMRS; TSX: IM) is a global leader in providing image guided therapy solutions through its VISIUS Surgical Theatre - a revolutionary, multifunctional surgical environment that provides unmatched intraoperative vision to clinicians to assist in decision making and enhance precision in treatment. The multi-room suites incorporate diagnostic quality high-field MR, CT and angio modalities accessed effortlessly in the operating room setting. VISIUS Surgical Theatres serve the neurosurgical, spinal, cardiovascular and cerebrovascular markets and have been selected by 54 leading medical institutions around the world.

SOURCE: IMRIS Inc.

%CIK: 0001489161

For further information:

Kelly McNeill
Chief Financial Officer
Tel: 763-203-6304
Email: kmcneill@imris.com

CO: IMRIS Inc.

CNW 10:30e 24-SEP-13